February 7, 2019

Stephen Hoffman
Chief Executive Officer
Aerpio Pharmaceuticals, Inc.
9987 Carver Road
Cincinnati, OH 45242

       Re: Aerpio Pharmaceuticals, Inc.
           Registration Statement on Form S-3
           Filed December 28, 2018
           File No. 333-229087

Dear Mr. Hoffman:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Todd Schiffman at 202-551-3491 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Healthcare & Insurance